400 Chestnut Ridge Road Seagoe Industrial Estate

Woodcliff Lake, NJ 07677 Craigavon BT63 5UA

201-930-3300 United Kingdom

44 (0) 28 3833 4974

N E W S R E L E A S E

CONTACTS:

Barr Pharmaceuticals, Inc.

Carol A. Cox Tel: 201-930-3720

email: ccox @ barrlabs com

Galen Holdings PLC

David Kelly Tel: 44 (0) 28 3836 3634

Sr. Vice President, Finance and Planning email: david kelly @ galenplc com

Financial Dynamics Tel: 44 (0) 207 831 3113

Francetta Carr

Barr and Galen Announce Agreements for Duramed to Acquire Exclusive Rights to Galen's Loestrin (R) Oral Contraceptive Products

Galen to Receive Option to License Barr's Generic Ovcon (R) 35 Oral Contraceptive; Parties Continue to Negotiate Settlement of Outstanding Patent Challenges on Estrostep (R) and femhrt (R)

Woodcliff Lake, NJ and Craigavon, Northern Ireland - March 25, 2004 - Barr Pharmaceuticals, Inc. (NYSE: BRL) and Galen Holdings PLC (LSE: GAL.L, NASDAQ: GALN) today announced that they have completed an agreement under which Barr Pharmaceuticals' subsidiary, Duramed Pharmaceuticals, Inc., has acquired from Galen the exclusive rights in the United States and Canada for Loestrin (R) and Loestrin (R) FE oral contraceptive products. Under the terms of a second agreement, Barr Pharmaceuticals' subsidiary, Barr Laboratories, Inc., granted Galen an option to acquire an exclusive license for Barr's generic version of Galen's Ovcon (R) 35 oral contraceptive. Barr Laboratories has a pending Abbreviated New Drug Application (ANDA) for the 0.4 mg norethindrone/0.035 mg ethinyl estradiol 21-day and 28-day generic Ovcon (R) 35 products.

Letters of intent related to the completed transactions were signed and announced in September 2003. Barr Laboratories and Galen continue to negotiate a settlement of pending litigation between the companies regarding Galen's femhrt (R) hormone therapy and Estrostep (R) oral contraceptive products that, if completed, would allow Barr Laboratories to launch generic versions of those products under the terms of a non-exclusive license six months prior to patent expiry.

Loestrin (R) Product License Agreement

Under the terms of the agreement, Duramed acquired from Galen the exclusive rights to manufacture and market Loestrin (R) products in the United States and Canada for $45 million.

Option Agreement Related to Ovcon (R) 35 Oral Contraceptive

Under the terms of a second agreement, Barr Laboratories granted Galen an option to acquire an exclusive license under its ANDA for Ovcon (R) 35, which is currently pending at the U.S. Food & Drug Administration (FDA). Within 45 days of FDA approval of Barr Laboratories' ANDA for Ovcon (R) 35, Galen has the right to exercise its option. If Galen chooses to exercise the option, it would be granted a five-year exclusive license to sell the product under the ANDA. At the end of the five-year term, Galen can extend the license on a non-exclusive basis for an additional five-year period. Galen made a $1 million payment to Barr Laboratories upon signing the option agreement and would pay Barr an additional $19 million at the time of the exercise of the option.

Barr Pharmaceuticals, Inc. is engaged through its subsidiaries in the development, manufacture and marketing of generic and proprietary pharmaceuticals.

Galen is a specialty pharmaceutical company based in Craigavon, Northern Ireland and Rockaway, New Jersey, US. The Galen group of companies develops, acquires and manufactures branded prescription pharmaceutical products, which are promoted by the group's sales and marketing divisions in the UK, Ireland and the US.

Forward-Looking Statements

The following press release contains a number of forward-looking statements. To the extent that any statements made in this press release contain information that is not historical, these statements are essentially forward-looking. Forward-looking statements can be identified by their use of words such as "expects," "plans," "will," "may," "anticipates," "believes," "should," "intends," "estimates" and other words of similar meaning. These statements are subject to risks and uncertainties that cannot be predicted or quantified and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include: the difficulty in predicting the timing and outcome of legal proceedings, including patent-related matters such as patent challenge settlements and patent infringement cases; the difficulty of predicting the timing of U.S. Food and Drug Administration, or FDA, approvals; court and FDA decisions on exclusivity periods; the ability of competitors to extend exclusivity periods for their products; the success of our product development activities; market and customer acceptance and demand for our pharmaceutical products; our dependence on revenues from significant customers; reimbursement policies of third party payors; our dependence on revenues from significant products; the use of estimates in the preparation of our financial statements; the impact of competitive products and pricing; the ability to develop and launch new products on a timely basis; the availability of raw materials; the availability of any product we purchase and sell as a distributor; our mix of product sales between manufactured products, which typically have higher margins, and distributed products, which typically have lower margins, during any given period; the regulatory environment; our exposure to product liability and other lawsuits and contingencies; the increasing cost of insurance and the availability of product liability insurance coverage; our timely and successful completion of strategic initiatives, including integrating companies and products we acquire and implementing new enterprise resource planning systems; fluctuations in operating results, including the effects on such results from spending for research and development, sales and marketing activities and patent challenge activities; and other risks detailed from time to time in our filings with the Securities and Exchange Commission.

[EDITOR'S ADVISORY: Barr Pharmaceuticals, Inc. news releases are available free of charge through PR Newswire's News On-Call fax service. For a menu of Barr's previous releases, or to receive a specific release via fax call: 800-758-5804 -- ext. 089750. Barr news releases and corporate information are also available on Barr's website ( www barrlabs com). For further information on Galen, please visit www galenplc com. Loestrin (R), Loestrin (R) FE, femhrt (R), Estrostep (R) and Ovcon (R) are registered trademarks of Galen (Chemicals) Limited.]

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